Exhibit 99.1

iClick Promotes Terence Li to Chief Financial Officer

HONG KONG, Dec. 14, 2018 (GLOBE NEWSWIRE) — iClick Interactive Asia Group Limited, (NASDAQ: ICLK or the “Company”), an independent online marketing and data technology platform in China, today named Terence Li as Chief Financial Officer of the Company, effective January 1, 2019.

Mr. Li is currently Senior Vice President of Finance at iClick, where he leads the Company’s finance, investor relations and internal control teams. He brings 15 years’ experience in financial management, investment, and business operations to his new position. Mr. Li succeeds Ms. Jill Jiao, who is leaving the Company for personal health reasons. Ms. Jiao has been with the Company since 2014.

“We are pleased to congratulate Terence on his promotion to Chief Financial Officer. His breadth of financial experience and business acumen, along with his expertise in corporate governance and investment decisions, makes him a strong addition to the management team as we continue to implement our long-term growth strategy both organically and inorganically,” said Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick. “As iClick continues to leverage the strength of its market-leading Chinese consumer dataset and diversified customer base, the management team looks forward to driving continued growth and value for all of our stakeholders.”

“We also want to express our gratitude to Jill for her professionalism and contributions to iClick and wish her all the best for the future,” Hsieh added.

Prior to joining iClick in 2018, Mr. Li served in management roles and advisory capacities at several start-ups, in addition to financial management and fundraising roles. He was a Vice President with iClick’s Series A investor, Sumitomo Corporation Equity Asia, and served on the board of iClick between 2009 and 2013.

“I am thrilled to play an even greater role in leading iClick’s financial and investment team at such an exciting time for the Company,” Li said. “I am confident my experience at iClick will further enhance my ability to drive internal finance controls, as well as more business and investment opportunities for the Company’s future success.”

Mr. Li also worked at PricewaterhouseCoopers, specializing in M&A due diligence and cross border tax and deal structuring projects. He received a bachelor’s degree in accounting from the HK Polytechnic University and an MBA with Distinction and Dean’s List honors from Oxford University’s Said Business School. Mr. Li is a Fellow Member of ACCA, a Member of HKICPA, and a Chartered Financial Analyst.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and data technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick Interactive was established in 2009, currently operating in nine locations worldwide including Asia and London.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile strategies; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; fluctuations in foreign exchange rates; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
iClick Interactive Asia Group Limited
Lisa Li
Phone: +852-3700-9065
E-mail: ir@i-click.com
or
In the United States:
PondelWilkinson Inc.
Evan Pondel / Laurie Berman
Phone: +1-310-279-5980
E-mail: iclk@pondel.com